Exhibit 99.3

FORT PRODUCTS LIMITED

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

FORT PRODUCTS LIMITED

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(unaudited)

i

FORT PRODUCTS LIMITED

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

		June 30,	December 31,
		2025	2024
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents		490	546
Trade receivables		123	116
Other receivables		482	51
Inventory	3	3,254	3,119
		4,349	3,832
NON-CURRENT ASSETS:
Right of use assets		217	250
Property and equipment, net		127	135
		344	385
TOTAL ASSETS		4,693	4,217

Liabilities and equity
CURRENT LIABILITIES:

Trade payables		758	505
Lease liability		54	48
Other payables		213	253
Related parties payable	6	2,136	1,775
		3,161	2,581
NON-CURRENT LIABILITIES:
Lease liability		190	199
Deferred taxes		34	33
		224	232
TOTAL LIABILITIES		3,385	2,813

SHAREHOLDER’S EQUITY:

Ordinary shares and additional paid in capital		(*)-	(*)-
Retained earnings		1,308	1,404
TOTAL EQUITY		1,308	1,404
TOTAL LIABILITIES AND EQUITY		4,693	4,217

(*)	Amount less than $ 1 thousand

These interim financial statements were approved for issue by the Board of Directors on August 28, 2025 and signed on its behalf by:

Aditya Chathli	Ronen Zalayet
Director	Director

The accompanying notes are an integral part of the condensed interim financial statements.

FORT PRODUCTS LIMITED

CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS

(unaudited)

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
Revenues	4,923	4,459	2,624	2,546
Cost of sales	4,368	3,714	2,507	2,091

Gross profit	555	745	117	455

Operating expenses:

Sales and marketing	371	283	214	181
General and administrative	245	97	120	40
Other expenses	-	77	(45)	55

Operating profit (loss)	(61)	288	(172)	179

Financial income	-	6	-	5
Financial expenses	34	24	22	11
Financial expenses (income), net	34	18	22	6

Profit (loss) before taxes	(95)	270	(194)	173

Tax expenses	1	89	(26)	66

Net profit (loss) and total comprehensive income (loss)	(96)	181	(168)	107

Profit (loss) per ordinary share (basic and diluted)	(0.96)	1.81	(1.68)	1.07

Weighted average number of ordinary shares outstanding	100	100	100	100

The accompanying notes are an integral part of the condensed interim financial statements.

FORT PRODUCTS LIMITED

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(unaudited)

	Ordinary Shares and additional paid in capital		Retained earnings	Total
	U.S. dollars in thousands

Balance as of December 31, 2024	(*	)	1,404	1,404

Net profit (loss) and total comprehensive income (loss)	-		(96)	(96)

Balance as of June 30, 2025	(*	)	1,308	1,308

Balance as of December 31, 2023	(*	)	1,044	1,044

Net profit (loss) and total comprehensive income (loss)	-		181	181

Balance as of June 30, 2024	(*	)	1,225	1,225

(*)	Amount less than $ 1 thousand

The accompanying notes are an integral part of the condensed interim financial statements.

FORT PRODUCTS LIMITED

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

	Six months ended June 30,
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM (USED IN (OPERATING ACTIVITIES:
Net profit (loss)	(96)	181
Adjustments required to reflect net cash from (used in) operating activities (see appendix A):	57	(218)
Net cash from (used in) operating activities	(39)	(37)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(6)	-
Net cash used in investing activities	(6)	-

CASH FLOWS USED IN FINANCING ACTIVITIES:
Lease payments	(33)	(19)
Net cash used in financing activities	(33)	(19)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(78)	(56)

EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	22	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	546	210
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	490	154

APPENDIX A:
Adjustments required to reflect net cash from (used in) operating activities:
Revenues and expenses that do not involve cash flows:
Exchange differences on cash and cash equivalents	(22)	-
Changes in deferred taxes, net	1	-
Depreciation and amortization	48	9
Lease financing expenses	29	1
	56	10
Changes in working capital:
Decrease (increase) in trade receivables	(7)	(105)
Decrease (increase) in other receivables	(431)	283
Increase in related parties payable	361	1,565
Increase in inventory	(135)	(2,103)
(Increase) decrease in accounts payable and other payables	213	132
	1	(228)
	57	(218)

Supplemental disclosure of cash flow information:
Interest paid	4	3

The accompanying notes are an integral part of the condensed interim financial statements.

FORT PRODUCTS LIMITED

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - GENERAL

Fort Products Limited (The “Company” or “Fort Products”), a private company incorporated under the laws of England and Wales, was established on November 25, 2005. The Company is engaged in the sale of pest control products primarily through Amazon.uk under fully owned trademarks: Roshield, Entopest, Rempro and Birdgo.

On March 9, 2023, the Company was acquired by Jeffs’ Brands Ltd. (“Jeffs’ Brands”), a public company traded on the NASDAQ Stock Exchange from the Company’s former owners.

On February 16, 2025, Jeffs’ Brands signed a Share Purchase Agreement (“SPA”) for the merge of the Company with Impact Acquisitions Corp., a capital pool company listed on the TSX Venture Exchange (“Impact”). Under the SPA, Impact acquired 100% of the Company’s shares and Jeffs’ Brands received between 75.02% and 83.29% ownership of Impact share capital, contingent upon meeting predetermined milestones.

On July 7, 2025, Jeffs’ Brands closed the SPA, (the “Fort Purchase Agreement”) and Impact changed its name to Fort Technology Inc (“Fort Technology”). Pursuant to the SPA, Jeffs’ Brands sold to Fort Technology all of the issued and outstanding shares of the Company, in consideration for 100 million common shares of Fort Technology and up to an additional 66 million common shares of Fort Technology, contingent upon the achievement of certain pre-determined milestones, each at a deemed price per share of CAD 0.171246, representing a post-closing equity interest in Impact of 75.02% (or up to 83.29% in the event of the full achievement of the milestones). The Fort Merger is based on a total value of Fort Technology of approximately CAD 4.8 million (approximately $3.3 million), considering its cash position of at least CAD 700 thousand (approximately $486 thousand), after transaction costs, and a total valuation ascribed to Fort Products of approximately CAD 17.1 million (approximately $11.9 million).

On July 10, 2025, Fort Technology’s shares resumed trading on the TSX Venture.

NOTE 2 - MATERIAL ACCOUNTING POLICY INFORMATION

Unaudited Condensed Interim Financial Information

The Company’s unaudited condensed interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The material accounting policies adopted in the preparation of the condensed interim financial statements are consistent with those followed in the preparation of the 2024 annual financial statements. Accordingly, these condensed Interim financial statements should be read in conjunction with the 2024 annual financial statements.

The condensed interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying condensed interim financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six-month period ended June 30, 2025, are not necessarily indicative of the results for the year ending December 31, 2025, or for any future period.

NOTE 3 - INVENTORY

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands

Goods in transit	351	389
Finished goods	2,903	2,730
	3,254	3,119

FORT PRODUCTS LIMITED

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS

A.	Assets and liabilities measured at amortized cost were presented on the Company’s statement of financial position as of June 30, 2025 and December 31, 2024 as follows:

	June 30,	December 31,
	2025	2024
Amortized Cost	U.S. dollars in thousands

Assets:
Cash and cash equivalents	490	546
Trade receivables	123	116
	613	662

Liabilities:
Trade payable	758	505
Other payable	190	253
Lease liability	244	247
Related parties	2,136	1,775
	3,328	2,780

B.	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	0-1 year	2-5 year
	U.S. dollars in thousands
As of June 30, 2025

Trade payables	758	-
Lease liability	54	190
Other payables	190	-
Related parties	2,136	-
	3,138	190

	0-1 year	2-5 year
	U.S. dollars in thousands
As of December 31, 2024

Trade payables	505	-
Lease liability	48	199
Other payables	253	-
Related parties	1,775	-
	2,581	199

FORT PRODUCTS LIMITED

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(unaudited)

NOTE 4 - FINANCIAL INSTRUMENTS (continued):

C.	Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	June 30, 2025	December 31, 2024
Assets

Euro	13	14
GBP	1,058	530

	June 30, 2025	December 31, 2024
Liability

GBP	868	489

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency Euro and the currency of GBP.

The following table details the Company sensitivity to a 10 per cent increase and decrease in currency units against the relevant foreign currencies. 10 per cent is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10 per cent change in foreign currency rates.

	Euro		GBP
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Profit or loss	1.34	1.4	18.93	45.3
Equity	(1.34)	(1.4)	(18.93)	(45.3)

NOTE 5 - SEGMENTS

As of June 30, 2025, and 2024, the Company had one operating segment, sale of pest control products. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
United Kingdom	4,412	4,449	2,341	2,565
Europe	511	10	283	(19)

Total revenues	4,923	4,459	2,624	2,546

FORT PRODUCTS LIMITED

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(unaudited)

NOTE 6 - RELATED PARTIES

Transactions and balances with related parties

	Six months ended June 30,		Three months ended June 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
General and administrative expenses:
Directors’ fees (a1)	12	12	6	6

Other expenses:
Management fees (a2)	-	77	(45)	55

Balances with related parties

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Accounts payable(a1)	-	198
Related parties payable (a2)	2,136	1,775

(a1)	The monthly fee of £1,600 (approximately $2,000) commenced on October 1, 2023.

(a2)	On March 30, 2023, the Company entered into a service agreement with Jeffs’ Brands. (the “Jeffs’ Brands Service Agreement”), pursuant to which Jeffs’ Brands will provide different services to the Company. The Jeffs’ Brands Service Agreement is for a period of 12 months starting March 2023 and renewed for additional successive 12 months period. On June 10, 2025, the Jeffs’ Brands Service Agreement was amended to extend the term of the agreement to March 9, 2026, and will automatically renew for additional successive 12-month periods unless terminated by mutual agreement or 60 days’ notice. Fees are determined by a transfer pricing study, which is calculated based on a percentage of operating profit, complaint with applicable laws.

NOTE 7 - SUBSEQUENT EVENTS

a.	Refer to Note 1 for the Fort Purchase Agreement.

b.	Refer to Note 6 (a2) for the extension to the Jeffs’ Brands Service Agreement.

c.	On August 19, 2025 Fort Technology transferred $600 thousands to the Company.